Exhibit 6.1

PROMETHEUM, INC.

120 Wall Street

New York, New York 10005

January 29, 2018
BY EMAIL to: dpipitone@tradezero.co
Mr. Dan Pipitone
TradeZero, Inc
5700 Lake Worth Road, #209-2
Lake Worth, Florida 33463

Re: Prometheum, Inc – Technology Initial Plan Implementation

Dear Dan,

This letter shall initially memorialize certain of the material terms of the understanding between Prometheum, Inc., (the “Company”) and TradeZero, Inc., (“TZI”) and you individually to implement the technology and software necessary to create and empower the Prometheum Network to a “minimally viable product” (“MVP”) within four months commencing February 1, 2018 and ending four months later May 31, 2018, with a two week grace period to complete the Prometheum Network to MVP functionality.

The total cost of the above will be $150,000 payable $25,000 upon accepting this letter, $25,000 February 28, 2018, $50,000 March 31, 2018 and $50,000 upon completion.

We have further agreed that subject to the terms of a final complete agreement which will supersede this letter and will set forth our agreement and specific vesting provisions, you, Dan Pipitone will receive ten percent of the Founders’ Prometheum Ember warrants/coins issued by the Company to Founders; TZI will be a preferred vendor of the Prometheum Network; and you, Dan Pipitone shall receive 5% of the beneficial interest of the equity in the Company as of the date of this Letter Agreement provided MVP completion as per this Letter Agreement as modified by the final written agreement.

Included herein by reference and attached as Exhibit A is the “Prometheum Technology Initial Plan” (“PTIP”) prepared by you which forms a material basis for this letter agreement.

You and the TZI staff will devote substantially all their business time to complete the PTIP.

All intellectual property, including without limitation software, source code and all other development for the Prometheum Network from inception of the PTIP shall be the sole exclusive property of the Company except where TZI or its affiliates are torts of their intellectual property in building the Prometheum Network. In those situations the Company will receive a perpetual license to use those parts of the Prometheum Network derived from software owned by TZI or its affiliates. You and all members of the TZI staff and or consultants will execute Confidentiality Agreements including non-compete provision relating to TPIP and Prometheum’s activities.

If the above is consistent with our understanding, please evidence your acceptance of source by cosigning in the spaces provided below.

Should you have any questions please contact me.

Very truly yours,

/s/ Martin H. Kaplan
Martin H. Kaplan

READ AGREED and ACCEPTED
this 29th day of January, 2018

By:	/s/ Daniel Pipitone
Daniel Pipitone

TRADEZERO, INC.

By:	/s/ Daniel Pipitone
Daniel Pipitone, CEO

Prometheum

Initial Scope of Work - Technology

This document is a (very) preliminary plan for the technology related build needed to progress from our current planning stage to the MVP. This should be the beginning of a process that will result in a detailed spec for each item below, and any other work that falls under the technology arm of Prometheum. The goal is to create a tech focused company roadmap that everyone agrees on and a realistic timeline that other parts of Prometheum can coordinate with and vice versa.

Known MVP Requirements

-	Setup, configuration, maintenance and security of the private blockchain, mining, exchange and trading infrastructure
-	User facing design and interface development
-	Multi platform/OS/Device compatibility
-	Web based user registration and on boarding, KYC, AML
-	Electronic issuer registration, documents, filings, communications and storage Payment processing and conversion
-	Backoffice and accounting, user and internal
-	Reporting
-	Market data
-	APIs for connectivity
-	Crypto clearing system for correspondents
-	Redundancy, disaster recovery, and data storage

Requirements Expanded

As it relates to legacy products like equities and options, we have our existing Turnkey and Tradezero infrastructure that we can leverage. The initial MVP will be built in HTML5. This will allow for easy extension to equities, options and futures in the next tech build phase. Once we have created APIs for Prometheum - we will use them to create mobile apps, multi OS support, connectivity for brokers/service bureaus, and market data feeds.

We strongly recommend a collocation next to our current rack at Equinix/NY4 for primary system hosting. NY4 is the most commonly used datacenter by US market participants. If needed, a cross connect to Turnkey would give Prometheum immediate and cost effective connectivity to broker dealer networks, market data distributors, and order routing destinations.

The time frame for delivering the MVP will be 90-120 days. Our current estimated development cost is $150k, figuring hosting and internet at cost, and excluding hardware.

Private Blockchain Setup Steps

-	Create a fork from Ethereum sources (https://github.com/ethereum/go-ethereum)
-	Make necessary renaming and updates to the code for Prometheum
-	Make all changes in the variables/parameters to meet our requirements. Most importantly, these settings and customizations will allow us to control our monetary policy by setting the rate at which blocks are filled and coins mined.
-	Create an initial block for the blockchain
-	Set up at least 2 nodes and start mining blocks
-	Link our API to these nodes
-	Create the multi-signature wallets
-	Complete all relevant testing and Beta

We are planning on using multi-signature wallets for storage of keys. We are going to provide two completely separated services that will store user key chains and sign transactions. The transactions will require two signatures, one from each service. The user’s keys will be stored in a database encrypted by a secret AES 128 bit key (which will be pulled by the service over a secure connection on startup from a remote server). We will provide a means of printing cold copies of the users keys from both servers and storing them in a vault.

We will also create the user registration and company on boarding vehicle. This will be mostly UI work where we will leverage what has already been built with Equity Arcade. This will consist of both issuer and investor facing, web based, responsive interfaces. As it relates to payments and transfer of funds, based on our last meeting - we would like to use the Equity Arcade platform. If necessary, Plaid could be used in combination with a payment processor like Stripe or Dwolla to link users’ bank accounts with Prometheum’s, to facilitate USD transfers.

We will be designing the web based UI for trading, reporting and administration. The UIs will be clean, responsive and most importantly from our perspective; easy and intuitive. The trading platform will include order entry, montage, portfolio, and charts. We will also create a watchlist that will allow for real-time spot prices of the major currencies, XBT, XRP and ETH. Based on our previous design experience, we’ll let designers provide concepts based on input and we will refine with feedback and ultimately choose our core “look”.

Connectivity into our network will be provided via our API(’s). This will authenticate users and accept order flow from the outside, as well as disseminate account info and market data. This will be documented and ready to accept traffic after a certification process.

Current Overhead Estimates

Upon signoff of the MVP, the initial monthly cost to maintain the system would be $10k plus hosting, with our overhead increasing greatly in the future with user adoption.

Our initial team will consist of 8 developers and two project leads. We would need to negotiate fair, market competitive salaries with each developer to bring them in full time. Our salary estimates fall into a range of $150-250k per year, based on experience and skillsets. We would add personnel on an as needed basis. In addition, we would be able to fill in some of the dev roles with lesser seasoned personnel.

It is difficult to predict cost beyond the initial release as a growing user base and possible new products will require increases in hardware, hosting, bandwidth, and HR cost.

Equity Proposal

We are focused and ready to commit to a comprehensive technology build for Prometheum that will grow to include all aspects of on boarding and registration, a truly multi asset trading platform, with multiple front end support, transitioning to clearing and settlements on the blockchain, and broad connectivity. Our underlying goal is to make it as easy as possible for both issuers and investors to interact on our ecosystem.

Factoring in everything we know so far, we are proposing the following structure for our non-salary compensation:

A yet to be defined combination of equity in Prometheum, a share in the founder coin offering, and possible non-voting class shares that will result in a 25% stake for the technology team, with the understanding that all key members would be included in that equity as well as an equity pool for future technology related employees.

In the minimum, we will continue to grow our existing brokerage business in parallel, with the goal of growing our US presence to become a distributing ICO partner, and clearing customer of Prometheum clearing.